September 27, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest

Kristina Marrone

Kibum Park

Dorrie Yale

Re:	Millrose Properties, Inc.

Draft Registration Statement on Form S-11

Submitted July 23, 2024

CIK No.: 0002017206

Ladies and Gentlemen:

At the request of Millrose Properties, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 16, 2024 with respect to the revised Draft Registration Statement on Form S-11 confidentially submitted on July 23, 2024. The Company has confidentially filed today a revised Draft Registration Statement on Form S-11 (the “Revised Draft Registration Statement”) in response to the Staff’s comments.

The Revised Draft Registration Statement being confidentially submitted today (along with this confidential response letter) reflects the changes made in response to the Staff’s comments as well as other updates to reflect the current proposed structure of the distribution. Further, as noted in our letter to the Staff dated July 23, 2024, the Revised Draft Registration Statement includes financial statements of the Company as of June 30, 2024 as well as information on the Transferred Assets as of June 30, 2024. As described throughout the Draft Registration Statement, Millrose’s assets are intended to perform like “work-in-progress” assets, and land in Millrose’s portfolio is subject to scheduled takedowns that reflect Lennar’s production schedule. Accordingly, the financial statements as of June 30, 2024 and the information on the Transferred Assets as of June 30, 2024 reflect the changes in Millrose’s land assets between reporting periods included in the prior draft.

We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form S-11

General

1.

We note your response to prior comment 1, and your disclosures explaining that you expect Class A common stock to be listed on the NYSE. However, since there is no maximum number of shares of the company’s Class B common stock that may be distributed in the spin-off, and it is technically possible for only Class B common stock to be selected, please revise to explain whether you have taken any steps to ensure that there will be a sufficient number of shares of Class A common stock to meet listing standards, or appropriate risk disclosures regarding this possibility. Please also revise to add disclosures regarding the risk of the dilution of the voting power of your stockholders depending on how many shareholders elect to receive Class B common stock. In addition, disclose the number of your Class A Common Stock to be distributed and the corresponding voting percentage of such shares, based on the assumption that 25%, 50%, 75% or 100% of Lennar stockholders will elect to receive your Class B common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages C-6, 37, 118, 124 and 250 of the Revised Draft Registration Statement to explain why the Company expects there will be a sufficient number of shares of Class A common stock to meet listing standards. The Company respectively advises the Staff that in the unlikely event that we do get approved to list our Class A common stock on the NYSE, we would update the disclosure pre-effectiveness to disclose the change in exchange. Additionally, the Company respectfully advises the Staff that we do not expect any Lennar stockholders, other than the Miller Family (which collectively owns approximately 8.6% of Lennar’s outstanding stock (aggregating Lennar Class A Common Stock and Lennar Class B Common Stock together) as of February 14, 2024, as reflected on page 43 of the FAQ), will elect to receive Class B common stock in the Distribution, given that Class B common stock will be illiquid and the Company has not applied to have Class B Common Stock listed on the NYSE or on any other securities exchange, or to have it quoted on any quotation system, and the Company does not expect to do so in the future. We have emphasized this further in the disclosure on pages C-5, 37, 87, 118, 124 and 249.

In response to the Staff’s comment, the Company has also revised the disclosure in the Risk Factors on page 87 of the Revised Draft Registration Statement to clarify the risk of the dilution of the voting power of stockholders depending on how many stockholders elect to receive Class B common stock.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages C-5, 36, 87, 118, 124 and 249 to include the approximate number of Class A Common Stock to be distributed and the corresponding voting percentage of such shares, based on the assumption that 25%, 50%, 75% or 100% of Lennar stockholders will elect to receive our Class B common stock.

Summary, page 1

2.

We note your response to prior comment 3. Please also revise your discussion of the Management Fee to KL and your discussion of Lennar’s Capital Priority Right to provide some context to investors regarding these amounts without reference to the definitions. In addition, please also revise to define the term “Homesite” the first time it is used.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 7-8 of the Revised Draft Registration Statement to include additional context regarding the Management Fee to KL and Lennar’s Capital Priority Right without reference to the definitions but using illustrative examples as to amounts. The Company has defined “Homesite” when first used on the cover page of the Revised Draft Registration Statement, as well as in the Glossary.

Business Overview, page 2

3.

We acknowledge your revised disclosures in response to prior comment 5. However, although your revised disclosures explain why you believe the HOPP’R is self-financing in light of Lennar’s initial contribution of the Transferred Assets in return for equity, it is still not clear why you believe it to be a “Permanent Capital” platform or an “‘all-weather’ reliable, consistent and uninterrupted access to capital, through both periods of strong market conditions and periods of market downturn or continued periods of weakened market conditions.” In this regard, for example, we note your statements that neither Lennar nor any future customers are obligated to repurchase finished Homesites, but you state that “[r]ecycling the Homesite proceeds provides customers with reliable, consistent and uninterrupted access to capital, even during periods of market downturn or continued periods of depressed market condition.” Please revise to explain the basis for your statement that there would be “reliable,” consistent, and “uninterrupted” access to capital when there is no obligation on the part of Lennar or other customers to repurchase any finished Homesites (although we recognize your efforts to reduce “cherry picking” specific properties), during any particular period, there may not be third parties who are willing to purchase finished Homesites, Lennar is not obligated to do any home construction, and you may need to rely on the “financing ecosystem.”

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement beginning on page 2 of the Summary under the subheading The HOPP’R as an Innovative Evolution of Land Banking; page 29 of the FAQ under the question What will be Millrose’s Business Objective?; page 56 of the Risk Factors section under the heading Risks Related to Our Business Model and Investment in a Newly Formed Entity; and beginning on page 126 of the Business section under the subheading Overview of Millrose’s Business Objectives to provide additional context to the disclosure regarding the “all-weather” and permanent capital business model.

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We hope that the responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned at (212) 225-2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Lillian Tsu
Lillian Tsu, a Partner
Cleary Gottlieb Steen & Hamilton LLP

cc:	David K. Chene, Millrose Properties, Inc.